FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, January 29, 2014

Ger. Gen. N°009 /2014

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized,,  I hereby inform you of the following significant event:

The Environmental Superintendence, through Resolution N° 39, dated January 28, 2014 ordered Empresa Nacional de Electricidad S.A. (Endesa Chile) to comply, within other duly provisional measures indicated in such resolution, the full and temporary closure of “Central Termoeléctrica Bocamina Primera Unidad” (Bocamina Power Plant, first unit) for a period of 15 calendar days, without prejudice of its renewal or its anticipated overturned, based on the appearance of new evidence, in accordance with the Distinguished Third Environmental Court on the aforementioned date, and in compliance with Article 48, letter c) of the Organic Environmental Law. .

The financial effects related to the termination of operations for the First Unit of Bocamina will depend on the total length of the suspension. The magnitude of these effects are currently under evaluation by the company.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 29 , 2014